

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2025

Ross Jerrard
Chief Financial Officer
Caledonia Mining Corp Plc
B006 Millais House
Castle Quay
St Helier, Jersey
Channel Islands JE3 3EF

> **Re: Caledonia Mining Corp Plc**
> **Form 20-F for the Fiscal Year ended December 31, 2024**
> **Filed May 16, 2025**
> **File No. 001-38164**

Dear Ross Jerrard:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Adam Chester